A C A HOWE INTERNATIONAL LIMITED

Geological and Mining Consultants

254 High Street, Berkhamsted, Hertfordshire, HP4 1AQ, UK	Tel: +44 (0)1442 873398 Fax: +44 (0)1442 865710 E-mail: office@acahowe.co.uk

22 ND January, 2008.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Registrar of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:

Tournigan Gold Corporation (the "Company")
Consent of Author

I, Galen White, do hereby consent to the public filing of the technical report titled "Technical Report for the Kuriskova Uranium Project Slovakia" and dated 20 December, 2007 (the "Technical Report") and to extracts from or a summary of the Technical Report in the Company’s news release that is dated 5 December, 2007.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the Company’s news release dated 5 December, 2007.

Yours truly,

/s/ Galen R. Wright

"Signed and Sealed"

Galen White, Geologist, Member AusIMM

Directors: A C A Howe · C W Armstrong PhD · D J Patrick PhD J G Langlands Registered in England No. 1363028